UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan
Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Amgen Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1989, but we are unable to determine the specific year.
Los Angeles, California
June 11, 2026

Amgen Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments at fair value	$8,165,509,482	$7,032,543,261
Investments in fully benefit-responsive investment contracts at contract value	761,085,480	688,059,315
Notes receivable from participants	39,060,714	35,591,211
Other – principally due from broker	5,929,112	3,433,090
Total assets	8,971,584,788	7,759,626,877
Liabilities
Other – principally due to broker	8,103,508	4,178,843
Total liabilities	8,103,508	4,178,843
Net assets available for benefits	$8,963,481,280	$7,755,448,034
See accompanying notes.

Amgen Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2025
Additions to (deductions from) net assets:
Employer contributions	$287,949,077
Participant contributions	254,053,776
Rollover contributions	45,442,845
Interest and dividend income	58,852,063
Net realized/unrealized gains	1,207,787,460
Interest income on notes receivable from participants	2,830,276
Benefits paid	(640,689,220)
Investment and administrative fees	(8,193,031)
Net increase	1,208,033,246
Net assets available for benefits at beginning of year	7,755,448,034
Net assets available for benefits at end of year	$8,963,481,280
See accompanying notes.

Amgen Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025
1. Description of the Plan
The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective April 1, 1985, was amended and restated effective January 1, 2017, and was subsequently amended with the most recent amendment effective on or prior to December 31, 2025 adopted on March 5, 2025. The Plan was subsequently amended and restated effective January 1, 2026. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions, Roth contributions (in accordance with the Code), after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s combined pre-tax contributions and Roth contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $23,500 in 2025. Participant after-tax contributions are subject to IRS and Plan limitations and could not exceed a maximum of $11,500 in 2025. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional Individual Contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $7,500 in 2025, or $11,250 in 2025 for participants who attain ages 60 through 63 during the Plan year. Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions. Participants may also contribute pre-tax, Roth and after-tax amounts representing distributions from certain retirement plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contributions) up to a maximum of $17,500 in 2025. In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions or Roth contributions, including such contributions designated as catch-up contributions, of up to 5% of eligible compensation (Matching Contributions) up to a maximum of $17,500 in 2025.
Also, the Company can, at its discretion, make a special contribution (Special Contribution) on behalf of a participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.
Participants select the investments in which their Individual Contributions, including their Core Contributions, Matching Contributions and Special Contributions, if any, (collectively, Company Contributions) are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who have not made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Vesting and Forfeitures
Participants are immediately vested with respect to their Individual Contributions, Matching Contributions and Special Contributions, if any, and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by Amgen, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested Core Contributions and earnings thereon of the participant’s account is treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account. Forfeitures are applied, in accordance with Plan provisions, to reduce Core or Matching Contributions, to reinstate forfeitures of reemployed participants, to reinstate the accounts of lost participants or beneficiaries (as defined in the Plan), to reduce Plan administrative expenses for the current or immediately following Plan year, and/or for any other purpose permitted under federal regulations or other applicable authority.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios invest in various types of assets, including publicly traded common and preferred stocks, collective trust funds and investment contracts. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, participants may elect to receive a full or partial distribution of their account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; (d) cash installments over 10 years; or (e) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Amgen Stock Dividends
Participants that invest in Amgen stock may elect to receive distributions of cash with respect to dividends the Company pays on Amgen stock or reinvest such dividends to acquire additional shares of Amgen stock.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance (exclusive of amounts related to Roth contributions and earnings thereon) or (b) $50,000 less certain adjustments, as applicable

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
(as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods of up to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.
Trustees and Custodians
Bank of America, N.A. is the Plan’s trustee and custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. The Northern Trust Company, NA (Northern) is the Plan’s trustee and custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, discussed below. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
As of December 31, 2025 and 2024, the Plan had fully benefit-responsive investment contracts, including synthetic investment contracts. The synthetic investment contracts are composed of wrapper contracts issued by insurance companies backed by the Plan’s ownership in collective trust funds that invest in fixed income securities. Contract value is the relevant measurement attribute for synthetic investment contracts because this is the amount participants would receive if they were to initiate qualified transactions related to these investments. The issuers of the Plan’s synthetic investment contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value, except as discussed below. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The contract values of the Plan’s synthetic investment contracts were as follows:

	December 31,
	2025	2024
Synthetic investment contracts	$761,085,480	$688,059,315
Total fully benefit-responsive investment contracts	$761,085,480	$688,059,315
The synthetic investment contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value, modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event that, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (a) material amendments to the Plan’s structure or administration; (b) changes in or the creation of competing investment options; (c) complete or partial termination of the Plan; (d) removal of a specifically identifiable group of employees from coverage under the Plan; (e) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (f) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
These synthetic investment contracts are evergreen contracts with no maturity dates, but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the synthetic investment contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2025, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$417,689,989	$—	$—	$417,689,989
Cash and cash equivalents	5,471,574	—	—	5,471,574
Collective trust funds	—	6,275,138,481	—	6,275,138,481
Common and preferred stocks	92,034,453	—	—	92,034,453
Debt securities	—	2,685	—	2,685
Mutual funds	255,411,543	—	—	255,411,543
Self-directed brokerage accounts	1,117,018,349	2,742,408	—	1,119,760,757
Total investments at fair value	$1,887,625,908	$6,277,883,574	$—	$8,165,509,482

	Fair value measurements at December 31, 2024, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$344,055,715	$—	$—	$344,055,715
Cash and cash equivalents	3,466,558	—	—	3,466,558
Collective trust funds	—	5,003,198,779	—	5,003,198,779
Common and preferred stocks	533,256,711	—	—	533,256,711
Debt securities	—	2,979	—	2,979
Mutual funds	148,845,846	—	—	148,845,846
Self-directed brokerage accounts	996,397,298	3,319,375	—	999,716,673
Total investments at fair value	$2,026,022,128	$5,006,521,133	$—	$7,032,543,261
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, publicly traded mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received a determination letter from the IRS dated February 22, 2018, stating that, conditioned on the adoption of proposed Plan amendments submitted to the IRS on February 15, 2018, the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. There have been eight subsequent amendments to the Plan, including amendments to satisfy the conditions in the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the trustees certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions. In addition, an investment manager enters into synthetic investment contracts with certain insurance companies on behalf of the Plan.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$8,963,481,280	$7,755,448,034
Adjustment to fair value for fully benefit-responsive investment contracts	(14,721,978)	(37,044,409)
Amounts allocated to withdrawing participants	(1,342,012)	(2,576,951)
Deemed loans	(458,166)	(405,772)
Net assets per the Form 5500	$8,946,959,124	$7,715,420,902
The following is a reconciliation of the net investment gain per the financial statements to the Form 5500:

Year Ended
December 31, 2025
Interest and dividend income	$58,852,063
Net realized/unrealized gains	1,207,787,460
Net investment gain per the financial statements	1,266,639,523
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Prior-year adjustment	37,044,409
Current-year adjustment	(14,721,978)
Total net investment gain per the Form 5500	$1,288,961,954
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended
December 31, 2025
Benefits paid	$(640,689,220)
Investment and administrative fees	(8,193,031)
Total expenses per the financial statements	(648,882,251)
Amounts allocated to withdrawing participants at December 31, 2024	2,576,951
Amounts allocated to withdrawing participants at December 31, 2025	(1,342,012)
Deemed loans at December 31, 2024	405,772
Deemed loans at December 31, 2025	(458,166)
Total expenses per the Form 5500	$(647,699,706)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
As of December 31, 2025
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities	$417,689,989
			$417,689,989

Capital Preservation Asset Class:
Galliard Intermediate Core Fund L*	Collective Trust Fund	461,962,001
Galliard Short Core Fund F*	Collective Trust Fund	284,401,501
Short-Term Investment Fund II*	Collective Trust Fund	39,787,146
NT Collective Short Term Investment Fund*	Collective Trust Fund	53,050,433
Wrapper Contracts		—
Total Capital Preservation Asset Class			839,201,081

Fixed Income Active Asset Class:
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund	182,810,908
FIAM Group Trust For Employees Benefit Plan Core Plus Commingled Pool Class W*	Collective Trust Fund	181,975,209
BBH Collective Investment Series Trust Series Fund Income Class 1*	Collective Trust Fund	181,868,204
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund	65,981,875
Banc America Alternative Loan Trust Series 2004-6 Class 4A 15.0% Due 10-25-2048*	Corporate Bond	1,941
GMAC Mortgage Loan Trust 2003/J10 4.75% Due 01/25/2019	Corporate Bond	743
NT Collective Short Term Investment Fund*	Collective Trust Fund	282
Master Asset Security Trust 2004/6 5.25% Due 07/25/2019	Corporate Bond	1
Total Fixed Income Active Asset Class			612,639,163

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund	970,311,143
Total Fixed Income Index Asset Class			970,311,143

U.S. Equity Active Asset Class:
Nuveen Winslow Large Capital Growth Fund Class C*	Collective Trust Fund	220,498,952
Blackrock Instituitional Trust Company Investment Funds Russell 3000 Alpha Tilts Fund F*	Collective Trust Fund	166,892,573
Boston Partners CIT Large Capital Value Class E*	Collective Trust Fund	157,416,376
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund	20,089,652
Clean Harbors Inc.	Common and Preferred Stock	3,650,854
Coherent Corporation	Common and Preferred Stock	3,403,840
Ametek Inc.	Common and Preferred Stock	3,249,236
SS&C Technologies Holdings Inc.	Common and Preferred Stock	3,243,020
Waste Connections Inc.	Common and Preferred Stock	3,130,702
Entegris Inc.	Common and Preferred Stock	2,955,069
BWX Technologies Inc.	Common and Preferred Stock	2,795,341
NT Collective Short Term Investment Fund*	Collective Trust Fund	2,398,246
Huntington Bancshares Inc.	Common and Preferred Stock	2,336,420

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Woodward Inc.	Common and Preferred Stock	2,274,353
UGI Corporation	Common and Preferred Stock	2,240,897
Rentokil Initial PLC	Common and Preferred Stock	2,075,015
Charles River Laboratories International Inc.	Common and Preferred Stock	1,950,515
Bio-Techne Corporation	Common and Preferred Stock	1,926,851
Keysight Technologies Inc.	Common and Preferred Stock	1,893,528
Amphenol Corporation Class A	Common and Preferred Stock	1,882,230
Ingredion Inc.	Common and Preferred Stock	1,866,481
Halozyme Therapeutics Inc.	Common and Preferred Stock	1,864,075
Henry Schein Inc.	Common and Preferred Stock	1,819,211
Brown & Brown Inc.	Common and Preferred Stock	1,796,916
Heico Corporation Class A	Common and Preferred Stock	1,705,417
Dolby Laboratories Inc.	Common and Preferred Stock	1,624,381
Shift4 Payments Inc. Class A	Common and Preferred Stock	1,574,375
IDEX Corporation	Common and Preferred Stock	1,524,768
STERIS plc	Common and Preferred Stock	1,507,176
LKQ Corporation	Common and Preferred Stock	1,359,453
Power Integrations Inc.	Common and Preferred Stock	1,340,071
Prosperity Bancshares Inc.	Common and Preferred Stock	1,220,759
WEX Inc.	Common and Preferred Stock	1,205,844
Hexcel Corporation	Common and Preferred Stock	1,172,941
HealthEquity Inc.	Common and Preferred Stock	1,156,118
Casella Waste Systems Inc. Class A	Common and Preferred Stock	1,092,717
Mid-American Apartment Communities Inc.	Common and Preferred Stock	1,084,609
Allegion PLC	Common and Preferred Stock	1,072,506
Cabot Corporation	Common and Preferred Stock	1,040,662
Graco Inc.	Common and Preferred Stock	998,886
RBC Bearings Inc.	Common and Preferred Stock	900,447
Procore Technologies Inc.	Common and Preferred Stock	880,154
First American Financial Corporation	Common and Preferred Stock	854,385
Copart Inc.	Common and Preferred Stock	833,308
Ensign Group Inc.	Common and Preferred Stock	809,856
Federal Signal Corporation	Common and Preferred Stock	727,119
National Retail Properties Inc.	Common and Preferred Stock	724,159
Fabrinet Company	Common and Preferred Stock	720,253
Nova Measuring Instruments	Common and Preferred Stock	716,875
Medpace Holdings Inc.	Common and Preferred Stock	713,857
Bank Ozk	Common and Preferred Stock	667,566
EnPro Inc.	Common and Preferred Stock	647,743
Moelis & Company Class A	Common and Preferred Stock	615,567
SiteOne Landscape Supply Inc.	Common and Preferred Stock	613,333
Paymentus Holdings Inc. Class A	Common and Preferred Stock	593,829
Standex International Corporation	Common and Preferred Stock	567,101
Kadant Inc.	Common and Preferred Stock	565,195
Ollies Bargain Outlet Holdings Inc.	Common and Preferred Stock	527,005
Balchem Corporation	Common and Preferred Stock	525,105
Loar Holdings Inc.	Common and Preferred Stock	521,968
Camtek Limited	Common and Preferred Stock	519,283
CSW Industrials Inc.	Common and Preferred Stock	510,742
Everus Construction Group Inc.	Common and Preferred Stock	491,799
Saia Inc.	Common and Preferred Stock	490,107
Modine Manufacturing Company	Common and Preferred Stock	486,243

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
CCC Intelligent Solutions Holdings Inc.	Common and Preferred Stock	478,272
ICF International, Inc.	Common and Preferred Stock	473,074
Global-E Online Limited	Common and Preferred Stock	468,772
Hamilton Lane Inc. Class A	Common and Preferred Stock	453,565
Markel Corporation Holding Company	Common and Preferred Stock	451,427
Five Below Inc.	Common and Preferred Stock	447,167
Clearwater Analytics Holdings Inc. Class A	Common and Preferred Stock	421,015
Guidewire Software Inc.	Common and Preferred Stock	415,890
XPEL Inc.	Common and Preferred Stock	396,435
Certara Inc.	Common and Preferred Stock	344,524
Wingstop Inc.	Common and Preferred Stock	336,986
RLI Corporation	Common and Preferred Stock	332,312
Arhaus Inc. Class A	Common and Preferred Stock	327,444
Valvoline Inc.	Common and Preferred Stock	325,356
Q2 Holdings Inc.	Common and Preferred Stock	317,576
UFP Industries Inc.	Common and Preferred Stock	306,839
Novanta Inc.	Common and Preferred Stock	296,642
Freshpet Inc.	Common and Preferred Stock	289,600
Morningstar Inc.	Common and Preferred Stock	282,720
Floor & Decor Holdings Inc.	Common and Preferred Stock	268,464
Goosehead Insurance Inc. Class A	Common and Preferred Stock	256,965
Trex Company Inc.	Common and Preferred Stock	245,735
AAON Inc.	Common and Preferred Stock	236,223
Cohen & Steers Inc.	Common and Preferred Stock	222,492
Bellring Brands Inc.	Common and Preferred Stock	190,130
Vita Coco Company Inc.	Common and Preferred Stock	100,878
Pool Corporation	Common and Preferred Stock	64,736
Total U.S. Equity Active Asset Class			659,305,274

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund	2,598,695,401
Total U.S. Equity Index Asset Class			2,598,695,401

International Equity Active Asset Class:
Dodge & Cox International Stock Fund	Mutual Fund	255,411,543
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund	252,538,156
Great Grey Trust Company GQG Partners International Equity CIT Class C*	Collective Trust Fund	248,729,768
Mondrian Master CIT Focused All Countries World ex-US Equity*	Collective Trust Fund	248,622,909
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund	248,011,296
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund	50,754,829
Total International Equity Active Asset Class			1,304,068,501

International Equity Index Asset Class:
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund	384,229,509
Total International Equity Index Asset Class			384,229,509

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Participant Self-Directed Accounts	Various Investments	1,119,760,757
			1,119,760,757

Notes Receivable from Participants*	Interest Rate 4.25% - 9.50%	38,602,548
			38,602,548

Other:
Tax Reclaims	Cash and Cash Equivalents	2,662,444
ML Vanguard Federal Money Market Forfeiture / Settlement*	Cash and Cash Equivalents	1,378,351
BIF Money Fund*	Cash and Cash Equivalents	1,342,037
NT Collective Short Term Investment Fund*	Collective Trust Fund	475,614
Interest Bearing Cash	Cash and Cash Equivalents	88,742
Exide Technologies	Common and Preferred Stock	24,978
Total Other			5,972,166

Grand Total			$8,950,475,532

* Indicates party-in-interest

AMGEN RETIREMENT AND SAVINGS PLAN
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date:	June 11, 2026	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and
Chief Financial Officer
Amgen Inc.